Filed Pursuant to Rule 433

Registration Nos. 333-183052,

333-183052-01, and 333-183052-02

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

January 15, 2013

Issuer:  NextEra Energy Capital Holdings, Inc.

Designation:	Series J Junior Subordinated Debentures due January 15, 2073
Registration Format:	SEC Registered
Principal Amount:	$425,000,000
Over-allotment Option:

Underwriters’ option to purchase, and settle concurrently on the Settlement Date set forth below, up to an additional $63,750,000 principal amount of the Series J Junior Subordinated Debentures due January 15, 2073 from the Issuer, at the Purchase Prices set forth below.

Date of Maturity:	January 15, 2073
Interest Payment Dates:	Quarterly in arrears on January 15, April 15, July 15 and October 15 beginning April 15, 2013
Coupon Rate:	5.00%
Optional Deferral:	Maximum of 10 consecutive years per deferral
Price to Public:	$25.00 per security
Purchase Price:	$24.2125 per security
$24.50 per security (for sales to institutions)
Trade Date:	January 15, 2013
Settlement Date:	January 18, 2013
Listing:	Intend to apply to list on NYSE; if approved for listing, trading expected to begin within 30 days of issuance.
Optional Redemption:

Redeemable at any time prior to January 15, 2018, at 100% of the principal amount plus accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 30 basis points; and redeemable at any time on or after January 15, 2018 at 100% of the principal amount plus accrued and unpaid interest.

Call for Tax Event:	Prior to January 15, 2018, at any time at 100% of the principal amount plus accrued and unpaid interest.

Call for Rating Agency Event:	Prior to January 15, 2018, at any time at 102% of the principal amount plus accrued and unpaid interest.
CUSIP / ISIN Number:	65339K 886 / US65339K8861

Expected Credit Ratings:*
Moody’s Investors Service Inc.	“Baa2” (stable)
Standard & Poor’s Ratings Services	“BBB” (stable)
Fitch Ratings	“BBB” (stable)

Joint Book-Running Managers:
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC
UBS Securities LLC
Wells Fargo Securities, LLC

Co-Managers:
Raymond James & Associates, Inc.
RBC Capital Markets, LLC

*   A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium,” “Rating Agency Event,” “Tax Event” and “Treasury Yield” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated January 15, 2013.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; Morgan Stanley & Co. LLC toll-free at 1-800-584-6837; UBS Securities LLC toll-free at 1-877-827-6444, ext. 561-3884; or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.